[Brendan Letterhead]

April 15, 2008

Ms. LaTonya Reynolds, Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Brendan Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 13, 2008
File No. 333-147638

Dear Ms. Reynolds:

We have filed today Pre-Effective Amendment No. 4 to the Form S-1/A in response to your comment letter of April 8, 2008 . In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

General

1.	Please amend the calculation of registration fee table to reconcile the number of shares to be registered with the number disclosed in the prospectus.

We have amended the calculation of registration fee table to reconcile to the number of shares being registered as disclosed in the prospectus- 8,164,800 shares,

Front Cover of Prospectus

2.
You have amended your registration statement to add 966,000 shares of common stock issuable as a result of “resets” related to a rights offering. Please provide a complete discussion of these resets in the prospectus. We note in particular your statements through the document that, for any warrant not exercised in the rights offering, the terms of the warrant remained unchanged. We may have further comment.

Securities and Exchange Commission
April 15, 2008

(1) We have expanded our disclosure in the Prospectus Summary as follows:

Shares We Are Registering Issuable Upon the Conversion of Warrants

We are also registering shares that are issuable to certain selling security holders on their exercise of warrants as follows:

•	570,000 warrant shares issuable for services,

•	700,000 warrant shares issuable to holders of short term financings and,

•	966,000 warrant shares issuable to certain holders of short term financings as a result of price protection provisions contained in their financing agreements.

The price protection provisions were triggered when the rights offering was extended at a reduced price of $0.25 per share. Per the terms of warrants held by Michael Morriset, Midtown Partners, Little Bear Investments, the Kybartai Trust, Zachary Prensky, Eugene and Natalie Ciner and Iroquois Master Fund, the accumulative number of warrant shares was increased from 690,000 warrant shares to 1,656,000 warrant shares and the exercise price per share was reduced from $0.60 per share to $0.25 per share leaving the accumulative exercise value constant at $414,000. There were no similar terms in any other outstanding warrant agreement.

(2) We also revised footnotes to the Selling Shareholders Table clarifing that there were price protection provisions (as disclosed above) as opposed to previous “reset” language used as follows:

(3)
Includes shares of common stock issuable upon the exercise of common stock purchase warrants issued to Eugene and Natalie Ciner, the Iroquois Master Fund Ltd., the Kybarti Trust, Little Bear Investments LLC, and Zachary Prensky as a result of their participation in 15% short term bridge loans entered into in July 2007 of 10,000, 250,000, 100,000, 100,000 and 140,000 warrant shares, respectively. Includes shares of common stock issuable upon the exercise of common stock purchase warrants issued as a result of price protection provisions contained in their warrant agreements which were triggered as a result of a rights offering of 14,000, 350,000, 140,000, 140,000, and 196,000, respectively.

(5)
Includes shares of common stock issuable upon the exercise of common stock purchase warrants issued to Dian Griesel, Midtown Partners LLC and Michael Morrisett for services they provided of 240,000, 60,000 and 270,000, respectively. Includes shares of common stock issuable upon the exercise of common stock purchase warrants issued as a result of price protection provisions contained in certain of their warrant agreements which were triggered as a result of a rights offering of none, 84,000 and 42,000, respectively.

Prospectus Summary, page 1

3.
In reference to the sub-section titled “Additional Warrants We Are Registering”, please revise the title to eliminate any confusion as to whether you are registering warrants or the common stock issuable upon the conversion of warrants.

We have revised our disclosure. Please see our response to your item 2.

Securities and Exchange Commission
April 15, 2008

Selling Shareholders, page 10

4.	Please refer to comment 7 of our letter dated February 22, 2008. As requested, please expand your disclosure in this section to include materially complete descriptions of the following:
•	the contractual relationships between you and each selling shareholder during the past three years; and
•	each transaction in which a selling shareholder received securities in the past three years, including the number of shares acquired in each such transaction.

Byway of example only, you do not describe the transactions in which Dian Griesel, Michael Morriset, and Midtown Partners received their securities. Furthermore, you do not describe the transactions in which Little Bear Investments, the Kybartai Trust, Zachary Prensky, Eugene and Natalie Ciner and Iroquois Master Fund received their securities.

We have expanded the footnotes to include a discussion of the contractual relationships as follows :

(3)
Includes shares of common stock issuable upon the exercise of common stock purchase warrants issued to Eugene and Natalie Ciner, the Iroquois Master Fund Ltd., the Kybarti Trust, Little Bear Investments LLC, and Zachary Prensky as a result of their participation in 15% short term bridge loans entered into in July 2007 of 10,000, 250,000, 100,000, 100,000 and 140,000 warrant shares, respectively. Includes shares of common stock issuable upon the exercise of common stock purchase warrants issued as a result of price protection provisions contained in their warrant agreements which were triggered as a result of a rights offering of 14,000, 350,000, 140,000, 140,000, and 196,000, respectively.

(14)
Bruce Jordan has the sole voting and/or dispostive powers with respect to the securities owned by Midtown Partners LLC. In February 2007, we entered into a Placement Agent Agreement with Midtown Partners LLC who is a registered broker-dealer. The shares offered for resale by Midtown Partners LLC on the exercise of a warrant were acquired as transaction-based compensation earned for investment banking services per the Placement Agent Agreement. The warrant was issued as a result of Midtown facilitating the 15% short term bridge loans in July 2007.

(16)
In July 2006, Mr. Morrisett entered into a Consulting Service Agreement with us. The shares offered for resale by Mr. Morrisett on the exercise of warrants were acquired as a result of Mr. Morrisett introducing us to the Potawatomi Business Development Group and Midtown Partners LLC.

(17)
Ms. Griesel is a principal for Investor Relations Group, an investor relations firm. In September 2006, we entered into a Letter of Agreement with Investor Relations Group to provide services. The shares offered for resale by Ms. Griesel on the exercise of a warrant were acquired as a result of this agreement.

Securities and Exchange Commission
April 15, 2008

We have expanded our disclosure on page 4 to include a discussion of a recent Forbearance Agreement we entered into with the 15% bridge note holders as follows:

(4)
Short term financings consist of a one month $100,000 bridge loan in May 2007 and nine month bridge loans aggregating $600,000 in July 2007. The holders of the bridge loans received warrants exercisable into up to one warrant share for each $1 loaned with five year terms and an exercise price of $.60 per share subject to price protection provisions should equity be issued at less than $.60 per share. As a result of the rights offering in October 2007, the terms of the warrants were changed to reflect the price protection provisions. Also, in April 2008, we entered into a Forbearance Agreement with the note holders whereby the maturity date of the bridge loans was extended to June 9, 2008, the default interest rate of 22% per annum is being accrued from February 1, 2008 to the payment date, and an accumulative 225,000 shares of restricted common stock is to be issued to the note holders.

We are filing a Pre-Effective Amendment No. 4 to Form S-1/A to incorporate the changes discussed above and this correspondence under the EDGAR filing system. We are also providing you with a marked up hard copy version of the Pre-Effective Amendment via overnight delivery to aid in your review of this response.

We shall be pleased to address any additional comments or concerns the staff has concerning this registration.

Sincerely,

Lowell W. Giffhorn
Chief Financial Officer

Enclosures